GLOBE SPECIALTY METALS, INC.
One Penn Plaza, Suite 2514
250 West 34th Street
New York, NY 10119

February 12, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director

RE:
Globe Specialty Metals, Inc.
January 29, 2010 Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 5, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 16, 2009
File No. 1-34420

Ladies and Gentlemen:

We have received your comment letter dated January 29, 2010 relating to our Form 10-K for the fiscal year ended June 30, 2009 and our Form 10-Q for the quarterly period ended September 30, 2009. You asked that we respond to this letter within ten business days or tell you when we will provide you with a response. Currently we are unable to respond to your letter within ten business days since our external reporting team is occupied with preparing our second quarter Form 10-Q which is due on February 16, 2010. We will instead provide you with a response to your comments by March 1, 2010.

Thank you for your understanding in this matter. Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

GLOBE SPECIALTY METALS, INC.

By:	/s/ Stephen E. Lebowitz
Name: Stephen E. Lebowitz
Title: Chief Legal Officer